02046807

FORM 6-K

PROCESSED
JUL 3 0 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

P.E.
7/23/02

SEC MAIL PROCESSING
RECEIVED
JUL 2 3 2002
WASH. D.C. 165 SECTION

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 15th July 2002

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

AMCOR LIMITED

PRESS RELEASES

FOR THE MONTH OF

JUNE 2002

NIL RELEASES

15th July 2002

Ms Dorothy Robinson
Corporate Trust and Agency Group
Deutsche Bank
Level 4, 4 Albany Street
NEW YORK NEW YORK 10006
UNITED STATES OF AMERICA

Dear Ms Robinson

US$230M AMCOR GUARANTEED NOTES

Pursuant to section 704 of the Indenture and Underwriting Agreement Obligations. Amcor hereby attaches for the Trustee a copy of our Form 6-K return as filed with the Securities and Exchange Commission of even date.

Yours sincerely

David Solomon
GENERAL MANAGER CORPORATE FINANCE

Attach.

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
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